Exhibit 99.1

XPENG Reports First Quarter 2025 Unaudited Financial Results

•	Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB45.28 billion (US$6.24 billion) as of March 31, 2025

•	Quarterly total revenues were RMB15.81 billion, a 141.5% increase year-over-year

•	Quarterly gross margin was 15.6%, an increase of 2.7 percentage points over the same period of 2024

•	Quarterly vehicle margin was 10.5%, an increase of 5.0 percentage points over the same period of 2024

GUANGZHOU, China, May 21, 2025 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended March 31, 2025.

Operational and Financial Highlights for the Three Months Ended March 31, 2025

	2025Q1	2024Q4	2024Q3	2024Q2	2024Q1	2023Q4
Total deliveries	94,008	91,507	46,533	30,207	21,821	60,158

•	Total deliveries of vehicles were 94,008 for the first quarter of 2025, representing an increase of 330.8% from 21,821 in the corresponding period of 2024.

•	XPENG’s physical sales network had a total of 690 stores, covering 223 cities as of March 31, 2025.

•	XPENG self-operated charging station network reached 2,115 stations, including 1,089 XPENG S4 and S5 ultra-fast charging stations as of March 31, 2025.

•

Total revenues were RMB15.81 billion (US$2.18 billion) for the first quarter of 2025, representing an increase of 141.5% from the same period of 2024, and a decrease of 1.8% from the fourth quarter of 2024.

•

Revenues from vehicle sales were RMB14.37 billion (US$1.98 billion) for the first quarter of 2025, representing an increase of 159.2% from the same period of 2024, and a decrease of 2.1% from the fourth quarter of 2024.

•	Gross margin was 15.6% for the first quarter of 2025, compared with 12.9% for the same period of 2024 and 14.4% for the fourth quarter of 2024.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 10.5% for the first quarter of 2025, compared with 5.5% for the same period of 2024 and 10.0% for the fourth quarter of 2024.

•

Net loss was RMB0.66 billion (US$0.09 billion) for the first quarter of 2025, compared with RMB1.37 billion for the same period of 2024 and RMB1.33 billion for the fourth quarter of 2024. Excluding share-based compensation expenses and fair value gain (loss) on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB0.43 billion (US$0.06 billion) for the first quarter of 2025, compared with RMB1.41 billion for the same period of 2024 and RMB1.39 billion for the fourth quarter of 2024.

•

Net loss attributable to ordinary shareholders of XPENG was RMB0.66 billion (US$0.09 billion) for the first quarter of 2025, compared with RMB1.37 billion for the same period of 2024 and RMB1.33 billion for the fourth quarter of 2024. Excluding share-based compensation expenses and fair value gain (loss) on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB0.43 billion (US$0.06 billion) for the first quarter of 2025, compared with RMB1.41 billion for the same period of 2024 and RMB1.39 billion for the fourth quarter of 2024.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB0.70 (US$0.10) and basic and diluted net loss per ordinary share were both RMB0.35 (US$0.05) for the first quarter of 2025. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB0.45 (US$0.06) and non-GAAP basic and diluted net loss per ordinary share were both RMB0.22 (US$0.03) for the first quarter of 2025.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB45.28 billion (US$6.24 billion) as of March 31, 2025, compared with RMB41.96 billion as of December 31, 2024. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Change[i]
	March 31,	December 31,	March 31,
	2025	2024	2024	YoY	QoQ
Vehicle sales	14.37	14.67	5.54	159.2%	-2.1%
Vehicle margin	10.5%	10.0%	5.5%	5.0pts	0.5pts
Total revenues	15.81	16.11	6.55	141.5%	-1.8%
Gross profit	2.46	2.32	0.84	191.5%	5.8%
Gross margin	15.6%	14.4%	12.9%	2.7pts	1.2pts
Net loss	0.66	1.33	1.37	-51.5%	-50.1%
Non-GAAP net loss	0.43	1.39	1.41	-69.8%	-69.4%
Net loss attributable to ordinary shareholders	0.66	1.33	1.37	-51.5%	-50.1%
Non-GAAP net loss attributable to ordinary shareholders	0.43	1.39	1.41	-69.8%	-69.4%
Comprehensive loss attributable to ordinary shareholders	0.69	0.90	1.34	-48.6%	-23.0%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“Despite seasonality for auto sales, our quarterly deliveries hit a new historical high, making us the top-selling automaker among emerging EV companies. Positive market feedback strengthened our confidence in our three-year product cycle. We remain committed to our steadfast long-term growth strategy and continue to launch more blockbuster products,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “We are just beginning to unleash our growth potential. I believe our strong product cycle, global expansion and accelerated adoption of physical AI technologies, will fuel strong and sustainable growth for XPENG.”

“We have made significant improvements in cost reduction. Our vehicle gross margin increased for seven consecutive quarters. Our overall gross margin reached 15.6% for the first quarter of 2025,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “Our strong free cash flow generation will enable sustainable investments in AI technology and product R&D.”

Recent Developments

Deliveries in April 2025

•	Total deliveries were 35,045 vehicles in April 2025.

•	As of April 30, 2025, year-to-date total deliveries were 129,053 vehicles.

Launch of 2025 XPENG X9 Flagship

On April 15, 2025, at its Global Brand Night, XPENG officially launched the 2025 XPENG X9, which has Turing AI Smart Driving as standard.

Unaudited Financial Results for the Three Months Ended March 31, 2025

Total revenues were RMB15.81 billion (US$2.18 billion) for the first quarter of 2025, representing an increase of 141.5% from RMB6.55 billion for the same period of 2024 and a decrease of 1.8% from RMB16.11 billion for the fourth quarter of 2024.

Revenues from vehicle sales were RMB14.37 billion (US$1.98 billion) for the first quarter of 2025, representing an increase of 159.2% from RMB5.54 billion for the same period of 2024, and a decrease of 2.1% from RMB14.67 billion for the fourth quarter of 2024. The year-over-year increase was mainly attributable to higher deliveries.

Revenues from services and others were RMB1.44 billion (US$0.20 billion) for the first quarter of 2025, representing an increase of 43.6% from RMB1.00 billion for the same period of 2024 and an increase of 0.5% from RMB1.43 billion for the fourth quarter of 2024. The year-over-year increase was mainly attributable to the increased revenues from technical research and development services (“technical R&D services”) related to the platform and software strategic technical collaboration, as well as electrical/electronic architecture (“EEA”) technical collaboration with the Volkswagen Group, and increased revenue of repair and maintenance services and auto financing services.

Cost of sales was RMB13.35 billion (US$1.84 billion) for the first quarter of 2025, representing an increase of 134.1% from RMB5.70 billion for the same period of 2024 and a decrease of 3.1% from RMB13.78 billion for the fourth quarter of 2024. The year-over-year increase were mainly in line with vehicle deliveries as described above, partially offset by ongoing cost reduction.

Gross margin was 15.6% for the first quarter of 2025, compared with 12.9% for the same period of 2024 and 14.4% for the fourth quarter of 2024.

Vehicle margin was 10.5% for the first quarter of 2025, compared with 5.5% for the same period of 2024 and 10.0% for the fourth quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily attributable to the ongoing cost reduction and economies of scale driven by the increase in sales volume, partially offset by the inventory provision and losses on purchase commitment related to the upgrade of certain vehicles.

Services and others margin was 66.4% for the first quarter of 2025, compared with 53.9% for the same period of 2024 and 59.6% for the fourth quarter of 2024. The year-over-year increase was primarily attributable to the higher gross margin from the aforementioned revenue from technical R&D services. The quarter-over-quarter increase was primarily attributable to the higher gross margin from repair and maintenance services.

Research and development expenses were RMB1.98 billion (US$0.27 billion) for the first quarter of 2025, representing an increase of 46.7% from RMB1.35 billion for the same period of 2024 and a decrease of 1.3% from RMB2.01 billion for the fourth quarter of 2024. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB1.95 billion (US$0.27 billion) for the first quarter of 2025, representing an increase of 40.2% from RMB1.39 billion for the same period of 2024 and a decrease of 14.5% from RMB2.28 billion for the fourth quarter of 2024. The year-over-year increase was primarily attributable to the higher commission to the franchised stores driven by higher sales volume. The quarter-over-quarter decrease was mainly due to the lower marketing and advertising expenses.

Other income, net was RMB0.54 billion (US$0.07 billion) for the first quarter of 2025, representing an increase of 634.8% from RMB0.07 billion for the same period of 2024 and an increase of 177.0% from RMB0.20 billion for the fourth quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily due to the receipt of government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration was loss of RMB0.12 billion (US$0.02 billion) for the first quarter of 2025, compared with gain of RMB0.18 billion for the same period of 2024 and gain of RMB0.20 billion for the fourth quarter of 2024. This non-cash gain (loss) resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB1.04 billion (US$0.14 billion) for the first quarter of 2025, compared with RMB1.65 billion for the same period of 2024 and RMB1.56 billion for the fourth quarter of 2024.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB0.80 billion (US$0.11 billion) for the first quarter of 2025, compared with RMB1.69 billion for the same period of 2024 and RMB1.62 billion for the fourth quarter of 2024.

Net loss was RMB0.66 billion (US$0.09 billion) for the first quarter of 2025, compared with RMB1.37 billion for the same period of 2024 and RMB1.33 billion for the fourth quarter of 2024.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB0.43 billion (US$0.06 billion) for the first quarter of 2025, compared with RMB1.41 billion for the same period of 2024 and RMB1.39 billion for the fourth quarter of 2024.

Net loss attributable to ordinary shareholders of XPENG was RMB0.66 billion (US$0.09 billion) for the first quarter of 2025, compared with RMB1.37 billion for the same period of 2024 and RMB1.33 billion for the fourth quarter of 2024.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share- based compensation expenses and fair value gain (loss) on derivative liability relating to the contingent consideration, was RMB0.43 billion (US$0.06 billion) for the first quarter of 2025, compared with RMB1.41 billion for the same period of 2024 and RMB1.39 billion for the fourth quarter of 2024.

Basic and diluted net loss per ADS were both RMB0.70 (US$0.10) for the first quarter of 2025, compared with RMB1.45 for the first quarter of 2024 and RMB1.40 for the fourth quarter of 2024.

Non-GAAP basic and diluted net loss per ADS were both RMB0.45 (US$0.06) for the first quarter of 2025, compared with RMB1.49 for the first quarter of 2024 and RMB1.47 for the fourth quarter of 2024.

Balance Sheets

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB45.28 billion (US$6.24 billion), compared with RMB41.40 billion as of March 31, 2024 and RMB41.96 billion as of December 31, 2024.

Business Outlook

For the second quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 102,000 and 108,000, representing a year-over-year increase of approximately 237.7% to 257.5%.

•	Total revenues to be between RMB17.5 billion and RMB18.7 billion, representing a year-over-year increase of approximately 115.7% to 130.5%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 21, 2025 (8:00 PM Beijing/Hong Kong Time on May 21, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:       XPENG First Quarter 2025 Earnings Conference Call

Pre-registration link:  https://s1.c-conf.com/diamondpass/10046952-wjyvsh.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until May 28, 2025, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10046952

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value gain (loss) on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non- GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2567 to US$1.00, the exchange rate on March 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	18,586,274	17,758,846	2,447,234
Restricted cash	3,153,390	4,384,322	604,176
Short-term deposits	12,931,757	13,414,023	1,848,502
Restricted short-term deposits	110,699	247,119	34,054
Short-term investments	751,290	1,333,692	183,788
Long-term deposits, current portion	452,326	1,122,725	154,716
Accounts and notes receivable, net	2,449,629	2,169,732	298,997
Installment payment receivables, net, current portion	2,558,756	2,403,322	331,187
Inventory	5,562,922	5,968,952	822,544
Amounts due from related parties	43,714	46,110	6,354
Prepayments and other current assets	3,135,312	3,162,637	435,822

Total current assets	49,736,069	52,011,480	7,167,374

Non-current assets
Long-term deposits	4,489,036	5,239,108	721,968
Restricted long-term deposits	1,487,688	1,780,099	245,304
Property, plant and equipment, net	11,521,863	11,386,033	1,569,037
Right-of-use assets, net	1,261,663	3,959,117	545,581
Intangible assets, net	4,610,469	4,473,265	616,432
Land use rights, net	2,744,424	3,248,877	447,707
Installment payment receivables, net	4,448,416	4,274,761	589,078
Long-term investments	1,963,194	2,077,850	286,335
Other non-current assets	443,283	438,364	60,408

Total non-current assets	32,970,036	36,877,474	5,081,850

Total assets	82,706,105	88,888,954	12,249,224

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	4,609,123	3,599,123	495,972
Accounts and notes payable	23,080,481	26,983,343	3,718,404
Amounts due to related parties	9,364	6,374	878
Operating lease liabilities, current portion	324,496	359,639	49,560
Finance lease liabilities, current portion	41,940	12,323	1,698
Deferred revenue, current portion	1,275,716	1,172,087	161,518
Long-term borrowings, current portion	1,858,613	2,531,582	348,861
Accruals and other liabilities	8,650,636	8,249,108	1,136,757
Income taxes payable	14,514	13,555	1,868

Total current liabilities	39,864,883	42,927,134	5,915,516

Non-current liabilities
Long-term borrowings	5,664,518	5,844,002	805,325
Operating lease liabilities	1,345,852	4,594,734	633,171
Finance lease liabilities	777,697	759,660	104,684
Deferred revenue	822,719	876,804	120,827
Derivative liability	167,940	285,387	39,327
Deferred tax liabilities	341,932	341,932	47,119
Other non-current liabilities	2,445,776	2,554,240	351,984

Total non-current liabilities	11,566,434	15,256,759	2,102,437

Total liabilities	51,431,317	58,183,893	8,017,953

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	104	105	14
Class B Ordinary shares	21	21	3
Additional paid-in capital	70,671,685	70,791,713	9,755,359
Statutory and other reserves	95,019	106,220	14,638
Accumulated deficit	(41,585,549)	(42,260,796)	(5,823,693)
Accumulated other comprehensive income	2,093,508	2,067,798	284,950

Total shareholders’ equity	31,274,788	30,705,061	4,231,271

Total liabilities and shareholders’ equity	82,706,105	88,888,954	12,249,224

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	5,544,396	14,671,128	14,369,298	1,980,142
Services and others	1,003,700	1,433,968	1,441,330	198,621

Total revenues	6,548,096	16,105,096	15,810,628	2,178,763

Cost of sales
Vehicle sales	(5,242,040)	(13,200,594)	(12,866,303)	(1,773,024)
Services and others	(462,303)	(579,725)	(484,795)	(66,807)

Total cost of sales	(5,704,343)	(13,780,319)	(13,351,098)	(1,839,831)

Gross profit	843,753	2,324,777	2,459,530	338,932

Operating expenses
Research and development expenses	(1,350,448)	(2,006,463)	(1,980,724)	(272,951)
Selling, general and administrative expenses	(1,388,447)	(2,275,400)	(1,946,064)	(268,175)
Other income, net	74,040	196,436	544,040	74,971
Fair value gain (loss) on derivative liability relating to the contingent consideration	175,131	204,637	(118,229)	(16,292)

Total operating expenses, net	(2,489,724)	(3,880,790)	(3,500,977)	(482,447)

Loss from operations	(1,645,971)	(1,556,013)	(1,041,447)	(143,515)

Interest income	398,645	301,177	291,227	40,132
Interest expense	(85,121)	(94,001)	(128,935)	(17,768)
Investment (loss) gain on long-term investments	(19,456)	10,069	79,653	10,976
Exchange (loss) gain from foreign currency transactions	(12,915)	(104,994)	130,448	17,976
Other non-operating income, net	4,092	94,093	20,275	2,794

Loss before income tax (expenses) benefit and share of results of equity method investees	(1,360,726)	(1,349,669)	(648,779)	(89,405)

Income tax (expenses) benefit	(1,060)	44,092	(7,991)	(1,101)
Share of results of equity method investees	(6,104)	(24,396)	(7,276)	(1,003)

Net loss	(1,367,890)	(1,329,973)	(664,046)	(91,509)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,367,890)	(1,329,973)	(664,046)	(91,509)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Net loss	(1,367,890)	(1,329,973)	(664,046)	(91,509)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	26,684	433,820	(25,710)	(3,543)

Total comprehensive loss attributable to XPeng Inc.	(1,341,206)	(896,153)	(689,756)	(95,052)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,341,206)	(896,153)	(689,756)	(95,052)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,885,395,377	1,898,086,802	1,899,365,591	1,899,365,591
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.73)	(0.70)	(0.35)	(0.05)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	942,697,689	949,043,401	949,682,796	949,682,796
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.45)	(1.40)	(0.70)	(0.10)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$
Loss from operations	(1,645,971)	(1,556,013)	(1,041,447)	(143,515)
Fair Value (gain) loss on derivative liability relating to the contingent consideration	(175,131)	(204,637)	118,229	16,292
Share-based compensation expenses	134,711	143,675	120,028	16,540

Non-GAAP loss from operations	(1,686,391)	(1,616,975)	(803,190)	(110,683)

Net loss	(1,367,890)	(1,329,973)	(664,046)	(91,509)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(175,131)	(204,637)	118,229	16,292
Share-based compensation expenses	134,711	143,675	120,028	16,540

Non-GAAP net loss	(1,408,310)	(1,390,935)	(425,789)	(58,677)

Net loss attributable to ordinary shareholders	(1,367,890)	(1,329,973)	(664,046)	(91,509)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(175,131)	(204,637)	118,229	16,292
Share-based compensation expenses	134,711	143,675	120,028	16,540

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,408,310)	(1,390,935)	(425,789)	(58,677)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,885,395,377	1,898,086,802	1,899,365,591	1,899,365,591
Non-GAAP net loss per ordinary share
Basic and diluted	(0.75)	(0.73)	(0.22)	(0.03)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	942,697,689	949,043,401	949,682,796	949,682,796
Non-GAAP net loss per ADS
Basic and diluted	(1.49)	(1.47)	(0.45)	(0.06)